November 24, 2009

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 4631
Attn: John Cash, Accounting Branch Chief
100 F Street, N.E.
Washington, D.C. 20549

RE:	Southwall Technologies, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
File No. 0-15930

Dear Ladies and Gentlemen:

This letter is in response to the letter from the Commission’s staff dated November 17, 2009 regarding the above referenced filing.  The headings below correspond to the heading in the staff’s letter, and each of Southwall Technologies, Inc. (the “Company”) response is preceded by the text of the comment from the staff’s letter.

FORM 10-K for Fiscal Year Ended December 31, 2008

Item 9A(T) Controls and Procedures. Page 87

1.
We note your Principle Executive Officer and Principal Financial Officer concluded that the Company’s disclosure controls and procedures were effective in enabling us to record, process, summarize, and report information required to be included in our periodic SEC filings within the required time period”.  Please confirm and revise future filings to clarify, if true, that your officers also concluded that your disclosure controls and procedures were effective to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is accumulated and communicated to your management, including its principal executive and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure consistent with your presentation in subsequent Forms 10-Q.  Alternatively, your officers may conclude that the Company’s disclosure controls and procedures are “effective” without defining disclosure controls and procedures.  See Item 307 of Regulation S-K.

Bret Johnson
November 24, 2009

Response:

The Company acknowledges the Commission’s comments and will provide the disclosure in future filings to the extent practicable.

Exhibit 31

2.	Please revise future filings to delete the word “annual” in your Section 302 certifications other than in the first line where you identify the report being certified.

Response:

The Company acknowledges the Commission’s comments and will delete the word “annual” in Section 302 Certifications other than in the first line where we identify the report being certified.

Forms 10-Q for Periods Ended March 31, 2009, and September 30, 2009

Exhibit 31

3.
Please amend your Forms 10-Q for the periods ended March 31,2009, June 30, 2009, and September 30, 2009 to revise your Section 302 certifications to include the introductory language of paragraph 4(b) and to conform the wording exactly to that required by Item 601(31) of Regulation S-K.  Please be advised that your amendments only need to include a cover page, an explanatory note, a signature page and the amended certification (sections 1, 2, 4 and 5).

Response:

The Company acknowledges the Commission’s comment and will file amended Form 10-Q for the periods ended March 31, 2009, June 30, 2009 and September 30, 2009 to revise our Section 302 certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Regulation S-K.

Bret Johnson
November 24, 2009

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	The staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Untied States.

Please do not hesitate to contact me if you have any further questions or comments.

Very truly yours,

Southwall Technologies Inc.

By:	/s/ Mallorie Burak
Chief Accounting Officer

cc: Bret Johnson